SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

434902 10 2

(CUSIP Number)

Stephen Adams
2575 Vista Del Mar Drive, Ventura, CA  93001

Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 434902 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stephen Adams as the grantor and sole trustee of The Stephen Adams Living Trust and as controlling person of Holiday Finance Company, LLC (formerly known as AGHI Finance Co, LLC), a Delaware limited liability company, Holiday Finance Company, LLC, a Minnesota limited liability company, and AGI Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,394,541 shares (1)(2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,394,541 shares (1)(2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,394,541 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 73.5% (2)

14.	Type of Reporting Person (See Instructions) IN

Footnotes of Facing Sheet for Stephen Adams

(1)                                  Adjusted for 10 for 1 reverse stock split on August 7, 2002.

(2)                                  Consists of (a) 15,406,250 shares of Common Stock owned by Holiday Finance Company, LLC; and (b) 2,988,291 shares beneficially owned by the Reporting Person from the exercise or conversion of the following securities: (i) 150,000 shares* issuable upon exercise of warrants to purchase Common Stock owned by The Stephen Adams Living Trust (the “Adams Trust”), (ii) 180,000 shares* issuable upon exercise of warrants to purchase Common Stock owned by Holiday Finance Company, LLC, and (iii) 1,658,291 shares issuable upon conversion** of the remaining principal amount of the AGI Note (as defined in this Amendment) owned by AGI Holding Corp.  Interest and other amounts due in respect of the Holiday Finance Convertible Debt, Supplemental Advances and the AGI Note are also in some instances convertible into Common Stock or payable in Common Stock.  The number of shares of Common Stock issuable in respect thereof has not been precisely calculated but is assumed to exceed 1,000,000 (which number of shares has been used for purposes of the share number and percentage calculations set forth herein).  Based on information provided by Issuer, there are 22,029,480 shares of its Common Stock currently outstanding.

* assuming an exercise price of $5.00 per share, the price per share at which such warrant is initially exercisable (before the making of adjustments provided in the warrant which are triggered, inter alia, by issuances of shares at less than $5.00 per share).  Adjustments would be required to be made, inter alia, as a result of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual exercise price may be significantly different.

** assuming a conversion price of $1.99 per share, the price per share at which such note is initially convertible (before the making of adjustments provided in the note which are triggered, inter alia, by issuances of shares at less than $1.99 per share).  Adjustments to the conversion price would be required to be made as a result, inter alia, of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual conversion price may be significantly different.

Item 1.	Security and Issuer

This statement relates to the common stock, $.01 par value (the “Common Stock”), of Holiday RV Superstores, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 200 E. Broward Boulevard, Suite 920, Fort Lauderdale, FL  33301.

Item 2.	Identity and Background

(a)   The name of the person filing this statement is: Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust (the “Adams Trust”), a revocable trust, and as the controlling person of Holiday Finance Company, LLC (formerly known as AGHI Finance Co, LLC), a Delaware limited liability company (“AGHI Finance”), Holiday Finance Company, LLC, a Minnesota limited liability company (collectively with AGHI Finance called “Holiday Finance”), and AGI Holding Corp. (“AGI”), a Delaware corporation, all of which entities are controlled by Mr. Adams, that acquired the securities which are the subject of this Schedule 13D.

(b) The business address for the Reporting Person is 2575 Vista Del Mar Drive, Ventura, CA 93001.
(c) The principal occupation of the Reporting Person is as Chairman of Affinity Group Holding, Inc. and its subsidiaries, whose address is 2575 Vista Del Mar Drive, Ventura CA 93001.
(d) During the last five years, the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   During the last five years, the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On January 8, 2002, the Adams Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of  (a) 100 shares of a newly created Series A Preferred Stock, (b) warrants to purchase (subject to adjustment as provided in the warrant) 500 shares of Common Stock at $5.00 per share and (c) since the Issuer did not complete a committed sale and lease transaction with an affiliate of the Reporting Person as originally contemplated, 166,667 shares of Common Stock.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series A Preferred Stock that were convertible, subject to adjustment, into 300,000 shares of Common Stock at a conversion price of $5.00 (actually converted, due to such adjustments, into 2,419,355 shares of Common Stock), (b) warrants to purchase (subject to adjustment as provided in the warrant) 75,000 shares of Common Stock at $5.00 per share and (c) since the Issuer did not complete a sale and lease transaction with an affiliate of the Reporting Person as originally contemplated, the right to receive 25,000 shares of Common Stock.  Pursuant to the Supplemental Agreement (as defined below), the Adams Trust agreed to convert its Series A Preferred Stock into shares of Common Stock effective January 14, 2003.  On or about January 24, 2003 the Adams Trust delivered to the Issuer all of its Series A Preferred Stock for conversion and, on February 12, 2003, 2,419,355 shares of Common Stock were issued accordingly.  As of September 30, 2003, accrued and unpaid dividends on the Series A Preferred Stock owned by the Adams Trust totaled $192,669 the payment of which is in default.

On March 20, 2002, the Adams Trust purchased 150 additional units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of 100 shares of a newly created Series AA-2 Preferred Stock and warrants to purchase (subject to adjustment as provided in the warrant) 500 shares of Common Stock at $5.00 per share.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series AA-2 Preferred Stock convertible, subject to adjustment, into 300,000 shares of Common Stock at a conversion price of $5.00 per share (actually converted, due to such adjustments, into 2,419,355 shares of Common Stock), and (b) warrants to purchase (subject to adjustment as provided in the warrant) 75,000 shares of Common Stock at $5.00 per share.  Pursuant to the Supplemental Agreement, the Adams Trust agreed to convert its Series AA-2 Preferred Stock into shares of Common Stock effective January 14, 2003.  On or about January 24, 2003 the Adams Trust delivered to the Issuer all of its Series AA-2 Preferred Stock for conversion and, on February 12, 2003, 2,419,355 shares of Common Stock were issued accordingly.  As of September 30, 2003, as accrued and unpaid dividends on the Series AA-2 Preferred Stock owned by the Adams Trust totaled $174,218, the payment of which is in default.

On March 20, 2002, Holiday Finance also entered into a loan transaction pursuant to a loan and security agreement (the “Holiday Finance Loan Agreement”) with the Issuer, pursuant to which Holiday Finance loaned Issuer $1,600,000 (the “Holiday Finance Convertible Debt”) due March 20, 2003 with interest at the rate of 20% per annum, payable monthly.  The Holiday Finance Convertible Debt is convertible at the option of Holiday Finance into Common Stock at the lower of $5.00 per share or the closing bid price of the Common Stock on the trading day immediately prior to the notice of conversion.  The Issuer has the right to pay a portion of the interest on the Holiday Finance Convertible Debt and certain additional fees in shares of Issuer’s Common Stock or cash.  As part of the loan transaction, Holiday Finance received a warrant to purchase (subject to adjustment as provided in the warrant) 180,000 shares of Issuer’s Common Stock at $5.00 per share.  The Holiday Finance Convertible Debt and other obligations of the Issuer and its subsidiaries owing under the Holiday Finance Loan Agreement are secured by a second lien on substantially all of the assets of the Issuer and its subsidiaries.  On February 27, 2003, Holiday Finance delivered a notice to convert $150,000 of the principal amount and $150,000 of the accrued and unpaid interest outstanding under the Holiday Finance Convertible Debt at $.02 per share (the closing bid price of the Common Stock on February 26, 2003) into an aggregate of 15,000,000 shares of Common Stock.  The conversion price was established pursuant to the terms of the Holiday Finance Loan Agreement.

On October 25, 2002, the Issuer and Holiday Finance entered into a term sheet (the “Term Sheet”) providing, subject to certain conditions, for an additional $2.5 million to $3.5 million equity investment by Holiday Finance in the Common Stock at $.62 per share, the closing trading price for the Common Stock on October 22, 2002 which was the last trading day on which the Common Stock traded on or preceding the date on which the Term Sheet was executed.  In order to assist the Issuer in meeting its working capital needs and in anticipation of the refinancing of the Issuer’s inventory floor plan credit facility, Holiday Finance made the following advances (the “Supplemental Advances”) to the Issuer between September 13 and November 18, 2002:

Amount of Advance	Date of Advance

$500,000	September 13, 2002
$150,000	September 20, 2002
$475,000	September 30, 2002
$300,000	October 9, 2002
$305,000	October 15, 2002
$450,000	October 30, 2002
$250,000	November 5, 2002
$1,000,000	November 11, 2002
$70,000	November 18, 2002

These advances are secured by the same collateral securing repayment of the Holiday Finance Convertible Debt pursuant to amendments to the loan documents for the Holiday Finance Convertible Debt entered into between the Issuer, Holiday Finance and the Adams Trust on October 9, 2002 and November 11, 2002.  Certain conditions under the Term Sheet were not satisfied so these advances were not converted into the Common Stock.  These advances bear interest at the rate of 12.75% from the date of advance and are currently payable upon demand by Holiday Finance.  As of September 30, 2003, the aggregate amount owed to Holiday Finance under the Holiday Finance Loan Agreement was zero in principal, $535,000 in accrued and unpaid interest, and certain additional fees, none of which amounts have been paid as of the date of this Amendment.

On November 11, 2002, the Adams Trust, Holiday Finance, AGI Holding Corp., a Delaware corporation controlled by Mr. Adams (“AGI”), and the Issuer entered into Amendment No. 2 to the Holiday Finance Loan Agreement (“Amendment No. 2 to Holiday Finance Loan Agreement”) which (i) provided, inter alia, that Holiday Finance would advance Issuer $1 million, AGI would loan Issuer the sum of $3.3 million (the “AGI Loan”) and (ii) granted a lien, subordinate to BofA, on substantially all of the assets of Issuer and its subsidiaries. The AGI Loan is convertible into Common Stock at an initial conversion price of $1.99 per share (subject to adjustment — see footnotes to facing sheet).  In addition, inasmuch as BofA threatened to foreclose its first lien on substantially all of the Issuer’s inventory and other personal property assets if Mr. Adams did not provide a take-out commitment to BofA, at the request of the Issuer, Mr. Adams also agreed to purchase the indebtedness (the “BofA Loan”) owed by Issuer to Bank of America, N.A. and Banc of America Specialty Finance, Inc. (collectively “BofA”) under its primary floor plan financing, which indebtedness was then in default, if the Issuer could not arrange a replacement floor plan lender by December 13, 2002.  BofA also required that, prior to December 13, 2002, its defaulted loan be reduced by $4.3 million (which reduction was to be effected from borrowings by Issuer from Holiday Finance and AGI under Amendment No. 2 to the Holiday Finance Loan Agreement).  As of September 30, 2003, the outstanding principal balance of the AGI Note was $3.3 million and the accrued and unpaid interest was $106,000, which indebtedness continues in default.

Issuer was not able to obtain a replacement floor plan lender for BofA by December 13, 2002 (and has not been able to do so to the date of this Amendment).  As a result, on December 13, 2002, Holiday Finance purchased the BofA Loan at par for $7.8 million and received an assignment of all of BofA’s rights under its loan documents with the Issuer and its subsidiaries (the “BofA Loan Documents”).  Holiday Finance and Issuer subsequently entered into an amendment to the BofA Loan as contemplated by the Second Amendment to the Holiday Finance Loan Agreement, however, the transactions contemplated by the Term Sheet were not consummated because certain conditions precedent to the obligations of Holiday Finance and the Adams Trust were not satisfied.  As of September 30, 2003, the amount owed to Holiday Finance under the BofA Loan Documents was approximately $3.6 million and the BofA Loan continues to be in default.

On January 14, 2003, at the request of Issuer and to assist Issuer in paying off certain third party liens on motor vehicles that Issuer and its subsidiaries had taken in on trade or on consignment as required by law and the applicable lien documents of third party lenders, Holiday Finance made a short-term loan to Issuer in the amount of $1.3 million pursuant to the terms of a supplemental agreement dated January 14, 2003 (the “Supplemental Agreement”) entered into by Holiday Finance, Issuer and Issuer’s subsidiaries.  Issuer also acknowledged certain defaults under the BofA Loan Documents and acknowledged that the indebtedness thereunder was currently due and payable.  Under the terms of the Supplemental Agreement, the Adams Trust agreed to convert its Series A Preferred Stock and Series AA-2 Preferred Stock to the Issuer’s Common Stock at $.62 per share as provided in the Term Sheet.  The shares issued to the Adams Trust upon conversion then represented approximately 69% of the Issuer’s Common Stock outstanding after such conversion (assuming the issuance of 806,452 shares to other holders of the Issuer’s Series A Preferred Stock which, pursuant to the Certificate of Designation for the Series A Preferred Stock, are to automatically convert into shares of Common Stock when the Adams Trust Series A Preferred Stock is converted and assuming none of the convertible securities beneficially owned by the Reporting Person are converted).

On January 29, 2003, Mr. Adams and his representatives met with representatives of the Issuer to discuss how the Issuer proposed to address its negative cash flow from operations, deteriorating financial condition and continuing defaults on its indebtedness.  During such meeting, representatives of Mr. Adams suggested that, in light of the Issuer’s financial condition and prospects, the Issuer consider seeking protection under Chapter 11 of the U.S. Bankruptcy Laws.  Representatives of the Issuer rejected such proposal and suggested, instead, that Mr. Adams take the Issuer private by acquiring the remaining outstanding shares of the Common Stock.  Mr. Adams’ representatives advised the Issuer that Mr. Adams was not interested in pursuing a going private transaction at that time.

Subsequent to the January 29, 2003 meeting, Mr. Adams and his representatives have continued to demand the presentation of a business plan that would address the Issuer’s negative cash flow and defaulted indebtedness.  To date, no such business plan has been forthcoming.  In addition, subsequent to the January 29, 2003 meeting, Mr. Adams was advised by the Issuer that (i) the Issuer received notice from County Line that its secured indebtedness (aggregating approximately $4.8 million) is in default and threatening foreclosure, (ii) the loss of the properties subject to the County Line mortgages would adversely affect the Issuer, (iii) its secured indebtedness in favor of SouthTrust (aggregating approximately $1.9 million) is in default and (iv) the SouthTrust default could jeopardize a pending sale of the property securing such loan.  The Issuer requested that Holiday Finance release its second lien on the County Line properties to ameliorate a possible foreclosure and loss of the County Line properties.  Holiday Finance declined the Issuer’s suggestion and proposed, instead, that (i) Holiday Finance acquire the County Line and SouthTrust first mortgages, (ii) the Issuer transfer the County Line and SouthTrust properties to Holiday Finance in cancellation of $7.7 million in debt and (iii) Holiday Finance then lease certain of the properties to the Issuer.  Although the Issuer accepted such proposal and deeds with respect to such properties have been delivered by the Issuer to Holiday Finance, Holiday Finance has not been able to reach a satisfactory understanding with the holder of the mortgage on the County Line properties and, accordingly, such arrangement has not been consummated.

On February 27, 2003, Holiday Finance delivered written notice of conversion of $150,000 principal amount and $150,000 of accrued and unpaid interest due under the Holiday Finance Convertible Debt at $.02 per share (the trading price of the Common Stock on the date preceding the conversion) into 15,000,000 shares of Common Stock.

On May 8, 2003 Holiday Finance entered into an agreement with RBF International, Inc to purchase 406,250 shares on Common Stock held by RBF International Inc at a purchase price of $.05 per share for an aggregate of $20,312.50.  Funds for such purchase were personal funds of the Reporting Person.

On October 13, 2003, the Adams Trust sold in five separately negotiated private transactions an aggregate of 4,863,710 shares of Common Stock at $.001 per share.
On October 20, 2003, the Issuer filed for protection under Chapter 11 of the Federal Bankruptcy Code.

Item 4.	Purpose of Transaction

The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in Affinity Group Holding, Inc. (“Affinity”), a member-based marketing organization with retail outlets in the United States.  Affinity operates the Good Sam Club, the President’s Club and the Coast to Coast Club for owners and operators of recreation vehicles and other recreation enthusiasts, including providing membership publications and products and services targeted to the recreational interests of club members.  Affinity also owns Camping World, a national specialty retailer of merchandise and services for RV owners, and one RV dealership.  There may be certain synergies between the Issuer and Affinity that may be explored by the parties.  In March 2002, Issuer and Affinity Group, Inc. (“Affinity”), a subsidiary of Affinity, entered into an endorsement agreement pursuant to which, for a royalty payment of $1,500,000, Affinity granted Issuer a limited non-exclusive license to use Affinity’s Good Sam trademarks.

The Reporting Person also owns a controlling interest in Holiday Operations Holding Company, LLC which acquired all of the issued and outstanding shares of Emerald Coast RV Centers, Inc. on May 2, 2003.  Emerald Coast RV Centers operates RV dealerships in northern Florida and Alabama.  Holiday Operations Holding Company, LLC expects to acquire other RV dealerships.  There may be certain synergies between the Issuer and the dealerships acquired by Holiday Operations Holding Company, LLC that may be explored by the parties.

(a)                                  The Reporting Person and his affiliates have become the principal lender to the Issuer and its subsidiaries.  The aggregate indebtedness owed to affiliates of the Reporting Person as of September 30, 2003 (excluding reimbursable expenses and fees, but including accrued interest) was approximately $10.3 million.  In addition, the Reporting Person is owed $366,887 in accrued and unpaid dividend due on its Series A Preferred Stock and Series AA-2 Preferred Stock.  The Reporting Person is concerned with the inability of the Issuer to obtain traditional floor plan financing for its inventory and adequate working capital for its operations.  The Reporting Person supports efforts by the Issuer to dispose of its poorly performing dealerships to reduce its negative cash flow and to reduce the level of its debt inasmuch as the Reporting Person believes that the Issuer in its current financial condition is unlikely to be able to obtain traditional floor plan financing for its inventory (the lack of which substantially limits the operations of the Issuer).

By letter dated February 27, 2003, Holiday Finance gave notice to the Issuer converting $300,000 in indebtedness owing to it by the Issuer into 15,000,000 shares of the common stock of the Issuer.  As of June 5, 2003, no shares had been issued in response to such conversion notice.  Holiday Finance is informed that the board of directors of the Issuer had determined to issue shares in response to the conversion notice after the completion of the audit for the Issuer’s fiscal year ended October 30, 2002.  As of May 16, 2003, Issuer had still not filed its annual report on Form 10-K, originally required under applicable SEC rules to have been filed by January 29, 2003,  or its quarterly report on Form 10-Q, originally required under applicable SEC rules to have been filed by March 17, 2003.  Despite repeated assurances that the audit of the Issuer’s financial statements for the fiscal year ended October 30, 2002 would be completed, such financial statements were not complete on May 16, 2003.  On May 16, 2003 the Reporting Person determined that if such audited financial statements and SEC reports were not completed and filed by May 23, 2003, the Reporting Person would take written action pursuant to Section 228 of the Delaware General Corporation Law and Article Tenth of the Company’s restated certificate of incorporation to remove Lee B. Sanders, the then chairman of the Issuer, and Casey Gunnell, the then chief executive officer of the Issuer, as directors of the Company and replace such directors with persons that would focus on completing such financial reports, would focus on developing a business plan that addresses the financial crisis of the Issuer without continued expenses for senior management, attorneys, and other professionals which contribute to the negative cash flow of the Issuer and would issue the shares of stock issuable to Holiday Finance as a result of the partial conversion of the Holiday Finance Convertible Debt.  Since the Reporting Person understood that the Issuer had made arrangements to file its annual report on Form 10 K by May 23, 2003, the Reporting Person did not take such proposed action at that time. The Issuer’s Annual Report on Form 10-K was filed on June 3, 2003.  Mr. Gunnell resigned as a member of the board of directors of the Issuer and as Chief Executive Officer of the Issuer effective as of such filing.  The Reporting Person understands that, at a meeting of the Board of directors of the Issuer, the board of directors held on June 4, 2003, the board of directors was unable to come to agreement on naming a person to replace Mr. Gunnell as chief executive officer.  Accordingly, the Issuer was without a chief executive officer.  By notice given on June 4, 2003, the Reporting Person took action by written consent pursuant to Section 228(a) of the General Corporation Law of the State of Delaware and under Article Tenth of the Articles of Incorporation of the Issuer to remove Mr. Saunders as a member of the board of directors of the Company and to appoint Anthony Borzillo and Paul E. Schedler to fill the vacancy created by the resignation of Mr. Gunnell and the removal of Mr. Saunders.  However, the newly constituted board of directors failed to meet and by further notice given on June 5, 2003, the Reporting Person took action by written consent pursuant to Section 228(a) of the General Corporation Law of the State of Delaware and under Article Tenth of the Articles of Incorporation of the Issuer to remove Messrs Toy and Kamm as members of the board of directors of the Company.  The newly constituted board of directors met on June 6, 2003 and took action to name Mr. Schedler as Chairman, took action to name Mr. Borzillo as Chief Executive Officer, terminated the services of certain counsel to the Issuer, and adopted resolutions to issue shares of stock to Holiday Finance in response to its notice given February 27, 2003 converting $300,000 of the Holiday Finance Convertible Debt into 15,000,000 shares of the Common Stock of the Issuer.

On October 13, 2003, the Adams Trust sold in five separately negotiated private transactions an aggregate of 4,863,710 shares of Common Stock at $.001 per share.
(b) On October 20, 2003, the Issuer filed for protection under Chapter 11 of the Federal Bankruptcy Code.

(c)                                  On September 26, 2002, an affiliate of the Reporting Person purchased the real property in Las Cruces, New Mexico where the Issuer operated one of its recreational dealerships for $860,000 and the Issuer leased back the property under a triple net, long-term lease.  In connection with the sale by the Issuer of its Las Cruces dealership, an affiliate of the Reporting Person entered into a new lease of the Las Cruces dealership site with the purchaser of such dealership.  The Issuer has granted the Reporting Person or his assignee, a right of first refusal to purchase the Issuer’s retail location at Spartanburg, South Carolina.  In addition, during 2003, the Reporting Person has proposed the transfer of certain properties subject to defaulted indebtedness owing to SouthTrust and County Line and the sale of certain non-essential dealerships as described above.

By the terms of an agreement dated July 1, 2003, the Issuer entered into a lease of its Clermont facility with Emerald Coast RV Centers, an affiliate of Holiday Finance, and an operating agreement by the terms of which Emerald Coast RV Centers agreed to manage the sale of inventory of the Issuer located at the Clermont facility.  Subsequently, at the Issuer’s request, Emerald Coast RV Centers agreed to purchase the Issuer’s remaining inventory located at the Clermont facility in exchange for the assumption by Emerald Coast RV Centers of the floor plan financing encumbering such inventory.  Emerald Coast RV Centers pays the Issuer $23,000 per month under such lease and operating agreement.

By agreement dated July 14, 2003, the Issuer settled litigation brought against it by the holders of mortgage indebtedness of the Issuer in which such holders sought to foreclose on mortgages securing approximately $5,000,000 of indebtedness of the Issuer.  In connection therewith, AGI RV Properties, LLC, an affiliate of Holiday Finance, agreed to purchase $2,650,000 in principal amount of such indebtedness and the security interests pertaining to the Issuer’s Clermont and Inverness properties and the Issuer re-conveyed the balance of the properties secured by such mortgages to the mortgagee in satisfaction of the balance of such indebtedness.  Although the Issuer continues to be in default in respect of the mortgages held by it, to date, AGI RV Properties has taken no further steps to foreclose on such mortgages.

(d)                                 The Reporting Person holds sufficient shares of the Common Stock to control the election of the Issuer’s Board of Directors or take any other action that requires approval by a majority of the Issuer’s outstanding shares of Common Stock.  Under Delaware corporate law, such shareholder actions may be taken through a written consent by the Adams Trust and Holiday Finance.  As set forth above, the Reporting Person took action pursuant to Section 228 of the Delaware Corporation Law and Article Tenth of the Issuer’s restated certificate of incorporation to remove Messrs. Saunders, Toy and Kamm as directors and to appoint Messrs. Schedler and Borzillo as directors.   The Reporting Person may consider other actions in respect of the constitution of the board of directors of the Issuer.

(e)                                  The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the quarterly payment of the dividends on the outstanding shares of the respective preferred series at an annual rate of 10% of the issuance price of $100 per share.  As of September 30, 2003, the aggregate liability of the Issuer to the Adams Trust for accrued and unpaid dividends on the Series A Preferred Stock and Series AA-2 Preferred Stock is $366,887.  As set forth above, the Reporting Person has been advised by the Issuer that its insolvency prohibits the payment of such dividends at this time.

(f) None at the present time except as set forth above.
(g) Control by the Reporting Person of a majority of the Common Stock impedes the acquisition of control of the Issuer by any person without the consent of the Reporting Person.
(h) None at the present time
(i) None at the present time.
(j) None at the present time, except as set forth above.

Item 5.	Interest in Securities of the Issuer

(a)                                  The Reporting Person owns 15,406,250 issued shares of Common Stock representing approximately 69.8% of the 22,029,480 currently outstanding shares of the Issuer’s Common Stock.  The other securities beneficially owned by the Reporting Person that are convertible into the Issuer’s Common Stock are as follows: (a) the following are owned by the Adams Trust:  150,000 shares* issuable upon exercise of warrants to purchase Common Stock; (b) the following shares are owned by Holiday Finance:  180,000 shares* issuable upon exercise of warrants to purchase Common Stock, and (c) the following shares beneficially owned by AGI:  1,658,291 shares issuable upon conversion*** of the principal amount of convertible debt held by it.  Interest on certain indebtedness is also convertible into stock and reference is made to footnote (2) to the facing sheet to this Amendment to Schedule 13D.

* assuming an exercise price of $5.00 per share, the price per share at which such warrant is initially exercisable (before the making of adjustments provided in the warrant which are triggered, inter alia, by issuances of shares at less than $5.00 per share).  Adjustments would be required to be made, inter alia, as a result of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual exercise price may be significantly different.

** assuming a conversion price of $.62 per share, the price per share at which the Series A and Series AA-2 Preferred Stock was converted and assuming 1,000,000 shares are issued for accrued interest (see footnote 2 to facing sheet).  The actual conversion price is subject to adjustment and may be significantly different.

*** assuming a conversion price of $1.99 per share, the price per share at which such note is initially convertible (before the making of adjustments provided in the note which are triggered, inter alia, by issuances of shares at less than $1.99 per share).  Adjustments to the conversion price would be required to be made as a result, inter alia, of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual conversion price may be significantly different.

(b)                                 The Reporting Person has the sole voting and dispositive power over (i) 15,406,250 shares of Common Stock owned by Holiday Finance, representing 69.8% of the Issuer’s currently outstanding Common Stock, and (ii) 2,988,291 shares of Common Stock beneficially owned by the Adams Trust, Holiday Finance or AGI that are issuable upon conversion or exercise of the convertible debt and warrants described in Item 5(a) above and footnote (2) to the facing sheet.

(c)                                  On October 13, 2003, the Adams Trust sold in five separately negotiated private transactions an aggregate of 4,863,710 shares of Common Stock at $.001 per share.  The Reporting Person supports the decision by the Issuer’s board of directors to authorize the Issuer’s filing for protection under Chapter 11.

(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Reference is made to the agreements described in Items 3 and 4 above.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22 , 2003
Date
/s/ Stephen Adams
Signature
Stephen Adams
Name/Title